FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Power point presentation for conference call regarding 2008 first quarter preliminary results.

0 2008 First Quarter PRELIMINARY RESULTS WEBCAST-CONFERENCE CALL 17.00 H CET May, 13 2008 th

Disclaimer
Safe harbour statement under the US Private Securities Litigation Reform Act of 1995
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities
Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of Repsol YPF and its management, including statements with respect to Repsol YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-
looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates.  These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de
Valores en Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on
Form 20-F for the fiscal year ended December 31, 2006 filed with the US Securities and Exchange Commission and available on Repsol YPF’s website
(www.repsolypf.com).  In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United
States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

2 1Q 2008 HIGHLIGHTS Miguel Martínez Miguel Martínez COO COO

1Q 2008 Highlights
1Q 2008 Market environment
•
Higher international oil and gas prices
•
Weaker refining and petrochemical margins
•
Higher inflationary cost rates throughout the industry
•
In YPF; higher prices at the pump

BRAZIL
•
Repsol has the second largest Brazilian offshore exploratory portfolio, after
Petrobras.
•
The Repsol portfolio is concentrated into the three most prolific basins in the
Brazilian offshore and it is the result of a good balance between:
Shallow water and deep water blocks (10 shallow / 14 deep)
Gas and oil blocks (12 gas / 12 oil)
Post and pre salt plays (18 post salt / 7 pre salt, plus eighth bid round blocks)
•
It is composed by 24 blocks:
Three exploratory blocks in Espirito Santos Basin
One production block and one exploratory block in Campos Basin
Nineteen exploratory blocks in Santos Basin
1Q 2008 Major Events:  UPSTREAM  (1)

•
Key growth
project in our
Strategy
•
Need for further
exploration wells
to have more
conclusive data
•
Guará well in
progress
PARATI
TUPI
CARIOCA
BEM TE VI
RJS-652 JUPITER
Santos Pre-salt
SPS-51 CARAMBA Guara Prospect
1Q 2008 Major Events:  UPSTREAM  (2)

1Q 2008 Major Events:  UPSTREAM  (3)
BOLIVIA
•
YPFB took control over Andina
•
In December 2006, Andina was deconsolidated from our reserves
•
On April 30th 2008, Repsol sold 1.08% of Andina´s stake to YPFB
•
No impact in economic terms
•
Production will be approximately 30,000 boepd

1Q 2008 Major Events:  YPF
YPF
•
Completion of the sale of a 14.9% of YPF to Petersen group at the end of
February.
•
IPO process on going
•
Prices at the pump have risen year-on-year
•
In early April, YPF increased diesel and gasoline prices

8 1Q 2008 Results Miguel Martínez Miguel Martínez COO COO

9 Million € Million € 1Q 2008 Results Operating Operating Income Income Net Income Net Income 1,407 1,606 0 600 1,200 1,800 1Q 07 1Q 08 888 1,212 0 400 800 1,200 1Q 07 1Q 08

459
597
0
200
400
600
800
1Q 07 1Q 08
Million €
1Q 2008 Results
511
521
0
200
400
600
1Q 07 1Q 08
Million € UPSTREAM DOWNSTREAM
27
32
0
25
50
1Q 07 1Q 08
Million €
L N G
328
411
0
200
400
1Q 07 1Q 08
Million €
YPF
149
160
0
100
200
1Q 07 1Q 08
Million €
GAS  NATURAL
Adjusted
Adjusted
Operating
Operating
Income
Income

11 10% 20% 30% + 2% + 7.4% + 18.5% + 25.3% + 30.1% 1Q 2008 Results Downstream Gas Natural LNG YPF Upstream Adjusted Adjusted Operating Operating Income Income

UPSTREAM:
•
Production this quarter was practically flat:  -3%
extraordinary effects of Dubai, (20,000 boepd)
contractual changes in Bolivia (77,500 boepd)
gas restrictions in Venezuela
DOWNSTREAM:
•
Crude Oil processed:   + 2.2%
•
Petrochemical products sales:   + 4%
•
Oil products: flat
•
LPG:   - 4.4%
YPF
•
Downstream sales:   + 7.5%
•
Production and crude processed were almost flat
1Q 2008 Physical Magnitudes

Million Euro
1Q 2008 Results:  UPSTREAM
UPSTREAM: Adjusted Income from Operations
UPSTREAM: Adjusted Income from Operations
0
100
200
300
400
500
600
700
800
900
459
361
-33
-44
-82
-64
597
1Q07
Exchange rate Others
Amortizations
& Explor.
expense
Dubai E&P Activity
1Q08

Million Euro
1Q 2008 Results:  LNG
0
10
20
30
40
50
27
32
7
-3
-5
6
1Q07
1Q08
Others Exchange rate
Trading and
Marketing
Spanish
pool prices
LNG: Adjusted Income from Operations
LNG: Adjusted Income from Operations

1Q 2008 Results:  DOWNSTREAM
511
296
14
521
-164
-71
-49
-16
0
100
200
300
400
500
600
700
800
900
Million Euro
1Q07
1Q08
Others Exchange
Rate
Inventory
Effect
Marketing
Europe
Refining
Activity
Chemical
Activity
DOWNSTREAM:
DOWNSTREAM:
Adjusted
Adjusted
Income
Income
from
from
Operations
Operations

Million Euro
1Q 2008 Results:  YPF
YPF: Adjusted Income from Operations
YPF: Adjusted Income from Operations
0
100
200
300
400
500
328
411
46
7
-54
54
30
1Q07
1Q08
Gas Activity
Chemical
Activity
Others
Exchange rate
Liquids
activity

1Q 2008  INCOME FROM OPERATIONS
Million Euro
1Q
1Q
2008:
2008:
Adjusted
Adjusted
Income
Income
from
from
Operations
Operations
1,409
281
296
1,645
-189
-44
-33
-76
0
400
800
1200
1600
2000
1Q 07 Activity Inventory
Effect
Exchange
Rate
Upstream
amortization
Dubai Others 1Q 08

18 Financial Results Miguel Martínez Miguel Martínez COO COO

Financial evolution
CREDIT METRICS OVERVIEW
Million Euro
NET DEBT
NET DEBT / CAPITAL EMPLOYED (%)
CAPITAL EMPLOYED
EBITDA
EBITDA / NET DEBT
EBITDA / NET INTEREST + DIVIDENDS PREFERRED
NET INTEREST
NET INTEREST + DIVIDENDS PREFERRED SHARES
EBITDA / NET INTEREST
13.4%
3,493
26,073
8,573
2.5
17.4
302
31 Dic
2007
493
28.4
16.5%
4,426
26,755
2,036
1.85
15.7
83
31 Mar
2007
129
24.6
9.1%
2,357
25,940
2,422
4.1
21.4
62
31 Mar
2008
113
39.1

CONCLUSIONS
Improvement in upstream prices
Improvement in upstream prices
Enhanced performance at our YPF and
Enhanced performance at our YPF and
Gas Natural affiliates
Gas Natural affiliates
Narrower refining and petrochemical margins…
Narrower refining and petrochemical margins…
Rising costs affecting the industry…
Rising costs affecting the industry…
Fully
Fully
compensated
compensated
by…
by…

PLEASE KINDLY TAKE NOTE OF THE DETAILS OF THE CONFERENCE CALL AND WEBCAST:
Tuesday, 13th May 2008:     17.00h (Madrid) 16.00h (London)
SUMMARY:
Listen only mode Intervention followed by a Questions and Answer Session.
You may follow the webcast presentation through www.repsolypf.com or dial:
Dial in number (on Spain):    +34 91 789 51 40
Dial in number (rest of countries):    +44 (0) 207 750 99 08
Access code not needed
The conference call will be available for 7 days after the 13th May 2008 (until 20th May 2008) on the following number:
Replay details: Dial in on: +34 91 787 96 70 ---- Pin number: 190432#
On our website replay will be available for the next 6 months
For any further information please contact the Investor Relations team.
REPSOL
REPSOL
YPF
YPF 1
QUARTER
QUARTER
2008
2008
PRELIMINARY
PRELIMINARY
RESULTS
RESULTS:
Conference Call details
st

Pº Castellana 278-280
28046 Madrid (Spain)
Tel: 34 913 48 55 48
Fax: 34 913 48 87 77
1Q 2008
1Q 2008
PRELIMINARY RESULTS
PRELIMINARY RESULTS
E-mail: inversores@repsolypf.com
Website: www.repsolypf.com
Investor Relations
Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 13th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer